Exhibit 99.1

130 E 59th St
11th Floor
New York, NY 10022

November 9, 2015

Dean H. Bergy
Chairman
RTI Surgical, Inc.
11621 Research Circle
Alachua, FL 32615

cc: Board of Directors

Dear Mr. Bergy,

RTI Surgical, Inc.’s slashing of its 2015 earnings target provides another reminder RTI needs new leadership. Directors should consider exploring all strategic alternatives, including a sale of the company.

Since RTI reduced its outlook on Oct. 29, its shares have declined 22%, erasing $64 million of shareholder wealth. The company’s stock has dropped more than 70% since its initial public offering in August, 2000. Meanwhile, the Russell 2000 returned more than 150%.

RTI’s latest warning provides another signal its board has failed to install management that understands its business. We had hoped the company had learned from its mistakes after its October, 2013, guidance debacle, when it slashed its revenue goal 10 weeks after providing it.

Part of the 2013 earnings cut stemmed from RTI’s July, 2013, purchase of Pioneer Surgical Technology. Surgeons who owned stock in privately-held Pioneer, disappointed with the price paid for the business, reduced orders of its products.

The Pioneer misstep pales in comparison to the value that evaporated after RTI purchased competitor Tutogen Medical Inc. When RTI agreed to acquire Tutogen in November, 2007, for $261 million, RTI’s market value was $315 million. It now stands at $228 million.

Luckily for RTI insiders, most of the value destruction happened to other people’s money. Since November, 2013, two RTI executives have spent a combined $24,065 to purchase shares of the company on the open market.

Management has other sources of wealth anyway. RTI’s top-five executives have earned more than $19 million in compensation over the last five years, according to company proxy statements.

Compensation expenses have left the company struggling to remain profitable. RTI reported a net loss after payment of preferred dividends in 2013 and 2014. The company’s operating margin of 9% in the third quarter is less than half its 20% long-term goal.

The easiest way to improve profitability, in our opinion, is to add sales to the top line while controlling expenses. Yet RTI has stumbled while launching products. While the company boasts in its 2014 annual report of launching more than 20 products, they are doing little to increase sales. Revenue gained 2.1% in the third quarter from the year-ago period, or 3% at constant currency. The company expects revenue to decline roughly 3% in the fourth quarter.

The fastest way to unlock value, in our opinion, is a sale of the company. RTI owns valuable technology for processing tissue. Its relationship with tissue suppliers is a coveted franchise. Inventory alone is on the books for more than $2 a share, or more than half the company’s stock price.

Were a buyer to acquire RTI, it could fold RTI’s products into its infrastructure without adopting all of its costs. That suggests a multiple of gross profit as a valuable metric.  Were RTI to trade in line with other medical device takeovers— roughly 6 times gross profit—it likely would fetch at least $8 a share.

To maximize the value RTI could achieve in a sale, the company first needs a board willing to choose competent managers who could run the business efficiently on behalf of shareholders. As the manager of investment funds controlling more than three million shares of your company, I urge you to end the destruction of shareholder wealth and to engage with us immediately to discuss the concerns and suggestions outlined in this letter.

Regards,

 /s/ Michael P. Krensavage

Michael P. Krensavage
Founder
Krensavage Asset Management LLC

*Information reflected in this letter is as of the close of business on November 6, 2015.